

June 2, 2016

<u>Via Email</u>
Mr. James Yersh
Chief Financial Officer
BlackBerry Limited
2200 University Ave East
Waterloo, Ontario, Canada
N2K0A7

      **Re: BlackBerry Limited
              Form 40-F for the Fiscal Year Ended February 29, 2016
              Filed April 1, 2016
              File No. 000-29898**

Dear Mr. Yersh:

We have reviewed your filing and have the following comment. In our comment, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

<u>Exhibit 1.2. Audited Consolidated Financial Statements</u>

<u>Note 1. BlackBerry Limited and Summary of Significant Accounting Policies and Critical Accounting Estimates</u>

<u>Revenue Recognition</u>

<u>Software and Services, page 6</u>

1. For your outbound patent licensing agreements, it appears that you are recognizing the related revenues upon the signing of such agreements. Please tell us why revenues are not recognized over the terms of the outbound patent licensing agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Mr. James Yersh
BlackBerry Limited
June 2, 2016
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications